EXHIBIT 12

CATERPILLAR FINANCIAL SERVICES CORPORATION

COMPUTATION OF RATIO OF PROFIT TO FIXED CHARGES
(Unaudited)
(Dollars in Millions)

	Three Months Ended		Six Months Ended
	June 30,	June 30,	June 30,	June 30,
	2010	2009	2010	2009

Profit	$82	$89	$135	$140

Add:
Provision for income taxes	10	29	26	45

Profit before income taxes	$92	$118	$161	$185

Fixed charges:
Interest expense	$234	$272	$468	$554
Rentals at computed interest*	1	2	2	3

Total fixed charges	$235	$274	$470	$557

Profit before income taxes plus fixed charges	$327	$392	$631	$742

Ratio of profit before income taxes plus fixed charges to fixed charges	1.39	1.43	1.34	1.33

    *Those portions of rent expense that are representative of interest cost.